Filed Pursuant to Rule 424(b)(3)
Registration File Number: 333-157286
     PROSPECTUS
URSTADT BIDDLE PROPERTIES INC.
1,733,475 Shares of Common Stock
634,325 Shares of Class A Common Stock
This prospectus relates to the registration for resale of 1,733,475 shares of our Common Stock and 634,325 shares of our Class A Common Stock which have been issued pursuant to private placements or pursuant to the Urstadt Biddle Properties Inc. Amended and Restated Restricted Stock Award Plan (the “Plan”).
We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of shares hereunder.
The shares of Common Stock and Class A Common Stock covered by this prospectus may be offered or sold from time to time directly to purchasers or through agents, brokers or dealers at prevailing market or privately negotiated prices and on other terms to be determined at the time of sale. See “Plan of Distribution.”
Our Common Stock and Class A Common Stock are listed on the New York Stock Exchange under the symbols “UBP” and “UBA,” respectively. On February 27, 2009, the last reported sale price of our Common Stock and Class A Common Stock was $12.75 and $12.11, per share respectively.
Investing in our Common Stock and Class A Common Stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our Common Stock and Class A Common Stock beginning on page 9 of our Annual Report on Form 10-K for the fiscal year ended October 31, 2008 and any risk factors set forth in our other filings with the Securities and Exchange Commission (the “SEC”) pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The date of this prospectus is February 27, 2009.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     This prospectus may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. Such statements can generally be identified by such words as “anticipate”, “believe”, “can”, “continue”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “will” or variations of such words or other similar expressions and the negatives of such words. All statements, other than statements of historical facts, included in this prospectus that address activities, events or developments that we expect, believe or anticipate will or may occur in the future, including such matters as future capital expenditures, dividends and acquisitions (including the amount and nature thereof), business strategies, expansion and growth of our operations and other such matters, are forward-looking statements. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate. Such statements are inherently subject to risks, uncertainties and other factors, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, performance or achievements, financial and otherwise, may differ materially from the results, performance or achievements expressed or implied by the forward-looking statements. Risks, uncertainties and other factors that might cause such differences, some of which could be material, include, but are not limited to: economic and other market conditions; financing risks, such as the inability to obtain debt or equity financing on favorable terms; the level and volatility of interest rates; financial stability of tenants; the inability of our properties to generate revenue increases to offset expense increases; governmental approvals, actions and initiatives; environmental/safety requirements; risks of real estate acquisitions (including the failure of acquisitions to close); risks of disposition strategies; as well as other risks identified in our Annual Report on Form 10-K for the fiscal year ended October 31, 2008 and in our other filings with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act. See “Where You Can Find More Information “ and “Incorporation by Reference” elsewhere in this prospectus. Forward-looking statements contained herein speak only as of the date of this prospectus. Unless required by law, we undertake no obligation to update publicly or revise any forward-looking statements to reflect new information or future events or otherwise.

ABOUT THIS PROSPECTUS
     This prospectus is part of a registration statement that we filed with the SEC using a “shelf” registration process. Under this shelf process, the selling stockholders may, from time to time, sell Common Stock and/or Class A Common Stock in one or more offerings. You should read this prospectus together with additional information described in “Where You Can Find More Information” and “Incorporation by Reference” elsewhere in this prospectus.
     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.
     You should not assume that the information in this prospectus is accurate after the date of this prospectus. Our business, financial condition and results of operations and prospects may have changed since that date.
OUR COMPANY
     We are a self-administered real estate investment trust, or REIT, which owns and manages income-producing commercial real estate investments. Our sole business is the ownership of real estate investments, which consist principally of investments in income-producing properties, with primary emphasis on properties in the northeastern part of the United States with a concentration in Fairfield County, Connecticut, Westchester and Putnam Counties, New York and Bergen County, New Jersey (our “Target Area”). Our core properties consist principally of neighborhood and community shopping centers and five office buildings. The remaining properties consist of two industrial properties. We seek to identify desirable properties for acquisition, which we acquire in the normal course of business. In addition, we regularly review our portfolio and from time to time may sell certain of our properties.
     We intend to continue to invest substantially all of our assets in income-producing real estate, with an emphasis on neighborhood and community shopping centers, although we will retain the flexibility to invest in other types of real property. While we are not limited to any geographic location, our current strategy is to invest primarily in properties located in our Target Area.
     At October 31, 2008, we owned or had an equity interest in forty-four properties comprised of neighborhood and community shopping centers, office buildings and industrial facilities located in seven states throughout the United States, containing a total of 3.9 million square feet of gross leasable area.
     Our principal executive office is located at 321 Railroad Avenue, Greenwich, Connecticut 06830. Our telephone number is (203) 863-8200. Our website is located at www.ubproperties.com. Information contained on our website is not part of, and is not incorporated into, this prospectus.
THE OFFERING

Shares of Common Stock outstanding (1)	8,176,847
Shares of Class A Common Stock outstanding (2)	18,249,108
Shares of Common Stock that may be offered by selling stockholders	1,733,475
Shares of Class A Common Stock that may be offered by selling stockholders	634,325

Use of proceeds	We will not receive any proceeds from the sale of shares by the selling stockholders.

Selling Stockholders	See “Selling Stockholders” for information concerning the stockholders who may sell shares of our Common Stock and/or Class A Common Stock pursuant to this prospectus.

Plan of distribution	See “Plan of Distribution.”

New York Stock Exchange Symbols	UBP (Common Stock)
UBA (Class A Common Stock)

(1)	Based on the number of shares of Common Stock outstanding as of January 30, 2009.

(2)	Based on the number of shares of Class A Common Stock outstanding as of January 30, 2009.
RISK FACTORS
     You should carefully consider the specific risks described in our Annual Report on Form 10-K for the fiscal year ended October 31, 2008 and any risk factors set forth in our other filings with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act before making an investment decision. See “Where You Can Find More Information” and “Incorporation by Reference” elsewhere in this prospectus.
USE OF PROCEEDS
     We will not receive any proceeds from any sale of Common Stock and/or Class A Common Stock by the selling stockholders.
SELLING STOCKHOLDERS
     In 2000 and 2001, we conducted three private placements (the “private placements”), in which affiliates of ours participated. Our affiliates continue to hold an aggregate amount of 264,400 shares of Common Stock and 90,600 shares of Class A Common Stock acquired pursuant to the private placements. We are registering all such shares for resale by the holders thereof.
     We maintain the Plan pursuant to which, beginning in March 1997, we have issued shares to our employees, including our executive officers, and our directors, which shares are “restricted securities” for purposes of the Securities Act. We are registering for resale 1,474,200 shares of Common Stock and 535,750 shares of Class A Common Stock issued under the Plan which are held by current directors, executive officers or other employees of our company.
     This prospectus relates to the possible resale by certain holders of the shares issued in the private placements or under the Plan. When we refer to “selling stockholders” in this prospectus, we mean those persons listed in the table below, and the pledgees, donees, successors and others who later come to hold any of the selling stockholders’ interest in such shares of our Common Stock or Class A Common Stock other than through a public sale.
     The selling stockholders may from time to time offer and sell pursuant to this prospectus any or all of the shares of Common Stock and/or Class A Common Stock covered by this prospectus. The selling stockholders, however, make no representation that the shares covered by this prospectus will be offered for sale.
     The table below presents information regarding the selling stockholders and the shares that each such selling stockholder may offer and sell from time to time under this prospectus. The beneficial ownership of our Common Stock and our Class A Common Stock set forth in the table is determined in accordance with the rules of the SEC. The number of shares in the column under the heading “Number of Shares Covered by This Prospectus”

represents all of the shares of the relevant class that a selling stockholder may offer under this prospectus. The percentage in the columns under the heading “Percentage of Class Owned Following This Offering” reflects the ownership percentage of Common Stock and Class A Common Stock that the selling stockholder would hold if the selling stockholder, but no other selling stockholder, sold all his or her shares of Common Stock and Class A Common Stock, as applicable, covered by this prospectus. However, because the selling stockholders may offer, from time to time, some or none of such shares under this prospectus, or in another permitted manner, no assurances can be given as to the actual number of shares that will be sold by the selling stockholders or that will be held by the selling stockholders after completion of the sales.
     Unless otherwise indicated below, the persons named in the table have sole voting and investment power as to all shares beneficially owned. All persons named in the table are employees, officers or directors of our company.

								Percentage of Class
	Number of Shares Owned Prior				Number of Shares Covered by This			Owned Following This
	to This Offering				Prospectus			Offering
			Class A				Class A		Class A
	Common		Common				Common	Common	Common
Name	Stock		Stock		Common Stock		Stock	Stock	Stock

Charles J.Urstadt**	3,236,665	(1)	283,725	(2)	900,625	(3)	137,500 (4)	28.6%	*
Willing L. Biddle**	1,781,833	(5)	174,230	(6)	810,900	(7)	137,500	11.8%	*
Kevin J.Bannon**	—		13,100		—		900	*	*
E.Virgil Conway**	7,625		78,796	(8)	125		57,625	*	*
Robert R. Douglass**	7,825	(9)	37,943	(9)	125		5,625	*	*
Peter Herrick**	—		83,374		—		25,625	*	*
George H.C Lawrence**	27,131		42,845		125		7,825	*	*
Robert J.Mueller**	—		36,150		—		4,200	*	*
Charles D.Urstadt**	21,876	(9)	1,200	(9)	6,550		200	*	*
George J. Vojta**	525		5,225		525		5,225	*	*
John T. Hayes	—	(10)	12,030		—		12,000	*	*
Thomas D. Myers	9,000	(11)	99,450		9,000		97,200	*	*
James M. Aries	—		22,000		—		22,000	*	*
Linda L. Lacey	2,750		35,750		2,750		35,750	*	*
Wayne W. Wirth	2,250		46,000		2,250		45,250	*	*
Stephan A. Rapaglia	—		3,000		—		3,000	*	*
Diane Midollo	—		2,500		—		2,500	*	*
Luisa Caycedo-Kimura	—		6,000		—		6,000	*	*
Heidi R. Bramante	500		14,500		500		14,500	*	*
Andrew A. Albrecht	—		7,000		—		7,000	*	*
John Grillo	—		4,000		—		4,000	*	*
Janine S. Iarossi	—		1,500		—		1,500	*	*
Suzanne Moore	—		1,000		—		1,000	*	*
Donna S. Borchers	—		400		—		400	*	*

Total:	5,097,980	(12)	1,011,718	(12)	1,733,475		634,325	41.1%	2.1%

*	Less than 1%

**	Member of the Board of Directors

(1)	Of these shares, 535,551 are owned by Urstadt Property Company, Inc. (“UPCO”), a Delaware corporation of which Mr. Urstadt is the chairman, a director and a principal stockholder, 760,788 are owned by Urstadt Realty Shares II L.P. (“URS II”), a Delaware limited partnership of which Mr. Urstadt is the limited partner and UPCO is the general partner, 1,901,006 shares are owned by Urstadt Realty Associates Co LP (“URACO”), a Delaware limited partnership of which UPCO is the general partner and Mr. Urstadt, Elinor Urstadt (Mr. Urstadt’s wife), the Catherine U. Biddle Irrevocable Trust and the Charles D. Urstadt Irrevocable Trust (for each of which trusts Mr. Urstadt is the sole trustee) are the limited partners, 21,300 shares are owned by Elinor Urstadt and 18,020 shares are held by The Trust Established Under the Urstadt Biddle Properties Inc. Excess Benefit and Deferred Compensation Plan (the “Compensation Plan Trust”) for the benefit of Mr. Urstadt. Mr. Urstadt is our Chairman of the Board, Chief Executive Officer and a Director.

(2)	Of these shares, 41,425 shares are owned by URACO, 19,750 shares are owned by Elinor Urstadt, Mr. Urstadt’s wife, and 100,000 shares are owned by the Urstadt Conservation Foundation (the “Conservation Foundation”), of which Mr. Urstadt and his wife, Elinor Urstadt, are the sole trustees. Mr. Urstadt disclaims beneficial ownership of any shares held by the Conservation Foundation.

(3)	Of these shares, 213,500 are owned by UPCO, 636,250 are owned by URS II, 45,875 are owned by URACO and 5,000 are held by the Compensation Plan Trust for the benefit of Mr. Urstadt.

(4)	Of these shares, 15,000 are owned by the Urstadt Conservation Foundation.

(5)	Of these shares, 4,232 shares are held by the Compensation Plan Trust, 2,307 shares are owned by the Willing L. Biddle IRA, 21,951 shares are owned beneficially and of record by Catherine U. Biddle, Mr. Biddle’s wife, 555 shares are owned by the Catherine U. Biddle IRA, 1,070 shares are owned by the Charles and Phoebe Biddle Trust UAD 12/20/93, of which Mr. Biddle and Charles J. Urstadt are the sole trustees, for the benefit of the issue of Mr. Biddle, and 5,163 shares are owned by the P.T. Biddle (Deceased) IRA for the benefit of Mr. Biddle. Mr. Biddle is our President, Chief Operating Officer and a Director.

(6)	Of these shares, 4,475 shares are owned beneficially and of record by Catherine U. Biddle and 555 shares are owned by the Catherine U. Biddle IRA.

(7)	Of these shares, 1,800 shares are held by the Compensation Plan Trust.

(8)	Of these shares, 10,000 shares are held of record by The Conway Foundation, of which Mr. Conway and his wife, Elaine Conway, are the sole directors. Mr. Conway disclaims beneficial ownership of any shares held by The Conway Foundation.

(9)	Includes 1,000 shares issuable upon exercise of options that are currently exercisable.

(10)	Mr. Hayes is a Senior Vice President and our Treasurer and Chief Financial Officer.

(11)	Mr. Myers is a Senior Vice President and our Secretary and Chief Legal Officer.

(12)	Includes 2,000 shares issuable upon exercise of options that are currently exercisable.

DESCRIPTION OF COMMON STOCK AND CLASS A COMMON STOCK
Voting
     Under our charter, holders of our Common Stock are entitled to one vote per share on all matters submitted to the common stockholders for vote at all meetings of stockholders. Holders of our Class A Common Stock are entitled to 1/20th of one vote per share on all matters submitted to the common stockholders for vote at all meetings of stockholders. Except as otherwise required by law or as to certain matters as to which separate class voting rights may be granted in the future to holders of one or more other classes or series of our capital stock, holders of Common Stock and Class A Common Stock vote together as a single class, and not as separate classes, on all matters voted upon by our stockholders. The holders of our outstanding Class A Common Stock, as a group, control 10.0% of the voting power of our outstanding common equity securities and the holders of our outstanding Common Stock, as a group, control 90.0% of the voting power of our outstanding common equity securities. Therefore, holders of our Common Stock have sufficient voting power to approve or disapprove all matters voted upon by our common stockholders, including any proposal that could affect the relative dividend or other rights of our Common Stock and Class A Common Stock.
Dividends and Distributions
     Subject to the requirements with respect to preferential dividends on any of our preferred stock, dividends and distributions are declared and paid to the holders of Common Stock and Class A Common Stock in cash, property or our other securities (including shares of any class or series whether or not shares of such class or series are already outstanding) out of funds legally available therefor. Each share of Common Stock and Class A Common Stock has identical rights with respect to dividends and distributions, subject to the following:
•	with respect to regular quarterly dividends, each share of Class A Common Stock entitles the holder thereof to receive not less than 110% of amounts paid on each share of Common Stock, the precise amount of such dividends on the Class A Common Stock being subject to the discretion of our Board of Directors;

•	a stock dividend on the Common Stock may be paid in shares of Common Stock or shares of Class A Common Stock; and

•	a stock dividend on shares of Class A Common Stock may be paid only in shares of Class A Common Stock.
     If a stock dividend on the Common Stock is paid in shares of Common Stock, we are required to pay a stock dividend on the Class A Common Stock in a proportionate number of shares of Class A Common Stock. The dividend provisions of the Common Stock and Class A Common Stock provide our Board of Directors with the flexibility to determine appropriate dividend levels, if any, under the circumstances from time to time.
Mergers and Consolidations
     In the event we merge, consolidate or combine with another entity (whether or not we are the surviving entity), holders of shares of Class A Common Stock will be entitled to receive the same per share consideration as the per share consideration, if any, received by holders of Common Stock in that transaction.
Liquidation Rights
     Holders of Common Stock and Class A Common Stock have the same rights with respect to distributions in connection with a partial or complete liquidation of our company.
Restrictions on Ownership and Transfer
     To qualify as a REIT under the Internal Revenue Code, we must meet several requirements regarding the number of our stockholders and concentration of ownership of our shares. Our charter contains provisions that restrict the ownership and transfer of our equity securities to assist us in complying with these Internal Revenue Code requirements. We refer to these restrictions as the “ownership limit.”
     The ownership limit provides that, in general, no person may own more than 7.5% of the aggregate value of all outstanding stock of our company. It also provides that:
•	a transfer that violates the limitation is void;

•	a transferee gets no rights to the shares that violate the limitation;

•	shares transferred to a stockholder in excess of the ownership limit are automatically exchanged, by operation of law, for shares of excess stock; and

•	the excess stock will be held by us as trustee of a trust for the exclusive benefit of future transferees to whom the shares of stock will ultimately be transferred without violating the ownership limit.
     Pursuant to authority under our charter, our Board of Directors has determined that the ownership limit does not apply to Mr. Charles J. Urstadt, our Chairman and Chief Executive Officer, and his affiliates and associates who currently own in the aggregate 39.6% and 1.6% of our outstanding Common Stock and Class A Common Stock, respectively. Such holdings represent approximately 35.8% of our outstanding voting interests. The ownership limitation may discourage a takeover or other transaction that some of our stockholders may otherwise believe to be desirable.
     Ownership of our stock is subject to attribution rules under the Internal Revenue Code, which may result in a person being deemed to own stock held by other persons. Our Board of Directors may waive the ownership limit if it determines that the waiver will not jeopardize our status as a REIT. As a condition of such a waiver, the Board of Directors may require an opinion of counsel satisfactory to it or undertakings or representations from the applicant with respect to preserving our REIT status. We required no such waiver, opinion or undertakings with respect to Mr. Urstadt’s ownership rights.
     Any person who acquires our stock must, on our demand, immediately provide us with any information we may request in order to determine the effect of the acquisition on our status as a REIT. If our Board of Directors determines that it is no longer in our best interests to qualify as a REIT the ownership limitation will not be relevant. Otherwise, the ownership limit may be changed only by an amendment to our charter by a vote of two-thirds of the voting power of our common equity securities.
     Our charter provides that any purported transfer which results in a direct or indirect ownership of shares of stock in excess of the ownership limit or that would result in the loss of our company’s status as a REIT will be null and void, and the intended transferee will acquire no rights to the shares of stock. The foregoing restrictions on transferability and ownership will not be relevant if our Board of Directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT. Our Board of Directors may, in its sole discretion, waive the ownership limit if evidence satisfactory to our Board of Directors and our tax counsel is presented that the changes in ownership will not then or in the future jeopardize our REIT status and our Board of Directors otherwise decides that such action is in our best interests. We have granted WFC Holdings and any subsequent holder of our Series E preferred stock a waiver, solely as to shares of the Series E preferred stock, of the 7.5% ownership limitation.
     Shares of stock owned, or deemed to be owned, or transferred to a stockholder in excess of the ownership limit will automatically be exchanged for shares of excess stock that will be transferred, by operation of law, to us as trustee of a trust for the exclusive benefit of the transferees to whom such shares of stock may be ultimately transferred without violating the ownership limit. While the excess stock is held in trust, it will not be entitled to vote, it will not be considered for purposes of any stockholder vote or the determination of a quorum for such vote, and except upon liquidation it will not be entitled to participate in dividends or other distributions. Any distribution paid to a proposed transferee of excess stock prior to the discovery by us that stock has been transferred in violation of the provision of our charter is required to be repaid to us upon demand.

     The excess stock is not treasury stock, but rather constitutes a separate class of our issued and outstanding stock. The original transferee-stockholder may, at any time the excess stock is held by us in trust, transfer the interest in the trust representing the excess stock to any person whose ownership of shares of capital stock exchanged for such excess stock would be permitted under the ownership limit, at a price not in excess of:
•	the price paid by the original transferee-stockholders for shares of stock that were exchanged into excess stock, or

•	if the original transferee-stockholder did not give value for such shares (e.g., the shares were received through a gift, devise or other transaction), the average closing price for the class of stock from which such shares of excess stock were exchanged for the ten days immediately preceding such sale, gift or other transaction.
     Immediately upon the transfer to the permitted transferee, the excess stock will automatically be exchanged back into shares of stock from which it was converted. If the foregoing transfer restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the intended transferee of any shares of excess stock may be deemed, at our option, to have acted as an agent on behalf of us in acquiring the excess stock and to hold the excess stock on behalf of us.
     In addition, we will have the right, for a period of 90 days during the time any shares of excess stock are held by us in trust, to purchase the excess stock from the purported transferee-stockholder at the lesser of:
•	the price initially paid for such shares by the purported transferee-stockholder, or if the purported transferee-stockholder did not give value for such shares (e.g., the shares were received through a gift, devise or other transaction), the average closing price for the class of stock from which such shares of excess stock were converted for the 30 days immediately preceding the date we elect to purchase the shares, and

•	the average closing price for the class of stock from which such shares of excess stock were converted for the ten trading days immediately preceding the date we elect to purchase such shares.
     The 90-day period begins on the date notice is received of the violative transfer if the purported transferee-stockholder gives notice to us of the transfer, or, if no such notice is given, the date our Board of Directors determines that a violative transfer has been made.
     All stock certificates bear a legend referring to the restrictions described above.
     Each stockholder must, upon demand, disclose in writing any information we may request in order to determine the effect, if any, of such stockholder’s actual and constructive ownership of stock on our status as a REIT and to ensure compliance with the ownership limitation.
Transferability
     The Common Stock and Class A Common Stock are freely transferable, and except for the ownership limit and federal and state securities laws restrictions on our directors, officers and other affiliates and on persons holding “restricted” stock, our stockholders are not restricted in their ability to sell or transfer shares of the Common Stock or Class A Common Stock.
Sinking Fund, Preemptive, Subscription and Redemption Rights
     Neither the Common Stock nor the Class A Common Stock carries any sinking fund, preemptive, subscription or redemption rights enabling a holder to subscribe for or receive shares of any class of our stock or any other securities convertible into shares of any class of our stock.

Transfer Agent and Registrar
     The transfer agent and registrar for the Common Stock and Class A Common Stock is The Bank of New York Mellon, formerly The Bank of New York.

CERTAIN PROVISIONS OF OUR CHARTER AND BYLAWS, MARYLAND LAW, OUR
STOCKHOLDER RIGHTS PLAN AND CHANGE OF CONTROL AGREEMENTS
Provisions of Our Charter and Bylaws
Classification of Board, Vacancies and Removal of Directors
     Our charter provides that our Board of Directors is divided into three classes. Directors of each class serve for staggered terms of three years each, with the terms of each class beginning in different years. We currently have ten directors. The number of directors in each class and the expiration of the current term of each class are as follows:

Class I	3 directors	Expires 2010

Class II	3 directors	Expires 2011

Class III	4 directors	Expires 2009
     At each annual meeting of our stockholders, successors of the directors whose terms expire at that meeting will be elected for a three-year term and the directors in the other two classes will continue in office. A classified board may delay, defer or prevent a change in control or other transaction that might involve a premium over the then-prevailing market price for our Common Stock and Class A Common Stock or other attributes that our stockholders may consider desirable. In addition, a classified board could prevent stockholders who do not agree with the policies of our Board of Directors from replacing a majority of the Board of Directors for two years, except in the event of removal for cause.
     Our charter provides that, subject to the rights of holders of our preferred stock, any director may be removed (a) only for cause and (b) only by the affirmative vote of not less than two-thirds of the common equities then outstanding and entitled to vote for the election of directors. Our charter additionally provides that any vacancy occurring on our Board of Directors (other than as a result of the removal of a director) will be filled only by a majority of the remaining directors except that a vacancy resulting from an increase in the number of directors will be filled by a majority of the entire Board of Directors. A vacancy resulting from the removal of a director may be filled by the affirmative vote of a majority of all the votes cast at a meeting of the stockholders called for that purpose.
     The provisions of our charter relating to the removal of directors and the filling of vacancies on our Board of Directors could preclude a third party from removing incumbent directors without cause and simultaneously gaining control of our Board of Directors by filling, with its own nominees, the vacancies created by such removal. The provisions also limit the power of stockholders generally, and those with a majority interest, to remove incumbent directors and to fill vacancies on our Board of Directors without the support of incumbent directors.
Stockholder Action by Written Consent
     Our charter provides that any action required or permitted to be taken by our stockholders may be effected by a consent in writing signed by the holders of all of our outstanding shares of common equity securities entitled to vote on the matter.
Meetings of Stockholders
     Our bylaws provide for annual stockholder meetings to elect directors. Special stockholder meetings may be called by our Chairman, President or a majority of the Board of Directors or may be called by our Secretary at the written request of stockholders entitled to cast at least a majority of all votes entitled to be cast at the meeting. This requirement could deter a change of control because it could delay or deter a stockholder’s ability to take action with respect to us.

Stockholder Proposals and Director Nominations
     Under our bylaws, in order to have a stockholder proposal or director nomination considered at an annual meeting of stockholders, stockholders are generally required to deliver to us certain information concerning themselves and their stockholder proposal or director nomination not less than 75 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting (the “annual meeting anniversary date”); provided, however, that, if the annual meeting is scheduled to be held on a date more than 30 days before or more than 60 days after the annual meeting anniversary date, notice must be delivered to us not later than the close of business on the later of:
•	the 75th day prior to the scheduled date of such annual meeting or

•	the 15th day after public disclosure of the date of such meeting.
     Failure to comply with such timing and informational requirements will result in such proposal or director nomination not being considered at the annual meeting. The purpose of requiring stockholders to give us advance notice of nominations and other business, and certain related information is to ensure that we and our stockholders have sufficient time and information to consider any matters that are proposed to be voted on at an annual meeting, thus promoting orderly and informed stockholder voting. Such Bylaw provisions could have the effect of precluding a contest for the election of our directors or the making of stockholder proposals if the proper procedures are not followed, and of delaying or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to have its own proposals approved.
Authorization of Consolidations, Mergers and Sales of Assets
     Our charter provides that any consolidation, merger, share exchange or transfer of all or substantially all of our assets must first be approved by the affirmative vote of a majority of our Board of Directors (including a majority of the Continuing Directors, as defined in our charter) and thereafter must be approved by a vote of at least two-thirds of all the votes cast on such matter by holders of voting stock voting as a single class at a meeting of the stockholders. These provisions could make it more difficult for us to enter into any consolidation, merger or sale of assets as described above.
Amendment of our Charter and Bylaws
     Our charter may be amended with the approval of a majority of the Board of Directors (including a majority of the Continuing Directors) and the affirmative vote of a majority of the vote entitled to be cast on the matter, except that provisions relating to the directors, the ownership limit, amendments to the charter, indemnification, limitation of liability, the required percentage vote of stockholders for certain transactions and amendment of the bylaws by directors may only be amended by a vote of holders of at least two-thirds of the stock then outstanding and entitled to vote. Our bylaws may be amended only by the Board of Directors.
Indemnification; Limitation of Directors’ and Officers’ Liability
     Our charter limits the liability of our directors and officers to our company and stockholders for money damages to the maximum extent permitted by Maryland law. Maryland law permits limiting such liability except for liability resulting from:
•	actual receipt of an improper benefit or profit in money, property or services; or

•	a final judgment based upon a finding of active and deliberate dishonesty by the director that was material to the cause of action adjudicated.
     According to our bylaws, our company will, to the maximum extent permitted by Maryland law, indemnify and pay or reimburse reasonable expenses to, any of our present or former directors, officers, employees or agents or any individual who, at our request, serves or has served another entity, including an employee benefit plan, as a director, officer, or employee. The indemnification covers any liability, loss or expense reasonably incurred by the person in the defense of any proceeding to which he or she is made, or is threatened to be made, a party by reason of his or her service to us.
     Under Maryland law, unless limited by the charter, indemnification by the corporation is mandatory if a director or officer is successful, on the merits or otherwise, in the defense of such a proceeding. Moreover, a court may order indemnification if it determines that the director is fairly and reasonably entitled to indemnification.
     Maryland law permits a corporation to indemnify its present and former directors and officers against liabilities and reasonable expenses actually incurred by them in such a proceeding unless:
•	the act or omission of the director or officer was material to the matter giving rise to the proceeding; and

•	was committed in bad faith or was the result of active and deliberate dishonesty; or

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in a criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.
     However, a Maryland corporation may not indemnify for an adverse judgment in a derivative action. Our bylaws and Maryland law require us, as a condition to advancing expenses in certain circumstances, to obtain:
•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification; and

•	a written undertaking to repay the amount reimbursed if it is determined that the standard of conduct was not met.
Provisions of Maryland Law
Business Combinations
     Under Maryland law, certain “business combinations” between us and any person who beneficially owns, directly or indirectly, 10% or more of the voting power of our stock, an affiliate of ours who, at any time within the previous two years was the beneficial owner of 10% or more of the voting power of our stock (who the statute terms an “interested stockholder”), or an affiliate of an interested stockholder, are prohibited for five years after the most recent date on which the person became an interested stockholder. The business combinations that are subject to this law include mergers, consolidations, share exchanges or, in certain circumstances, asset transfers or issuances or reclassifications of equity securities. After the five-year period has elapsed, a proposed business combination must be recommended by the Board of Directors and approved by the affirmative vote of at least:
•	80% of the votes entitled to be cast by holders of our outstanding voting stock; and

•	two-thirds of the votes entitled to be cast by holders of the outstanding voting stock, excluding shares held by the interested stockholder, unless, among other conditions, the stockholders receive a fair price, as defined by Maryland law, for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares.
     These provisions do not apply, however, to business combinations that the Board of Directors approves or exempts before the time that the interested stockholder becomes an interested stockholder or transactions between us and Mr. Charles J. Urstadt, Chairman and Chief Executive Office of the company or any of his affiliates or associates.

Control Share Acquisitions
     Maryland law provides that “control shares” acquired in a “control share acquisition” have no voting rights unless approved by the affirmative vote of two-thirds of all votes entitled to be cast on the matter, excluding shares owned by the acquiror or by officers of ours or employees of ours who are also directors. “Control shares” are voting shares which, if aggregated with all other shares previously acquired by the acquiring person, or in respect of which the acquiring person is able to exercise or direct the exercise of voting power, other than by revocable proxy, would entitle the acquiring person to exercise voting power in electing directors within one of the following ranges of voting power:
•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority of all voting power.
     Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of ownership of, or the power to direct the voting power of control shares, subject to certain exceptions.
     A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions, including an undertaking to pay expenses, may compel our Board of Directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, we may present the question at any stockholders’ meeting.
     If voting rights are not approved at the stockholders’ meeting or if the acquiring person does not deliver the statement required by Maryland law, then, subject to certain conditions and limitations, we may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value. Fair value is determined without regard to the absence of voting rights for the control shares and as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of the shares were considered and not approved. If voting rights for control shares are approved at a stockholders’ meeting and the acquiror is then entitled to direct the exercise of a majority of all voting power, then all other stockholders may exercise appraisal rights. The fair value of the shares for purposes of these appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition. The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if we are a party to the transaction, nor does it apply to acquisitions of our stock approved or exempted by our charter or bylaws.
     Our bylaws exempt from the Maryland control share statute any and all acquisitions of our common stock or preferred stock by any person (and his associates) who, as of December 31, 1996, owned in excess of 20% of the then outstanding shares of common stock and preferred stock of the company. As of December 31, 1996, only Mr. Charles J. Urstadt, Chairman and Chief Executive Officer of the company, beneficially owned in excess of 20% of the outstanding common and preferred shares of the company. The Board of Directors has the right, however, to amend this exemption at any time in the future.
Dissolution Requirements
     Maryland law generally permits the dissolution of a corporation if approved (a) first by the affirmative vote of a majority of the entire Board of Directors declaring such dissolution to be advisable and directing that the proposed dissolution be submitted for consideration at an annual or special meeting of stockholders, and (b) upon proper notice being given as to the purpose of the meeting, then by the stockholders of the corporation by the affirmative vote of two-thirds of all the votes entitled to be cast on the matter. This provision of the Maryland law could delay or deter our liquidation.
Additional Provisions of Maryland Law
     Maryland law also provides that Maryland corporations that are subject to the Exchange Act and have at least three outside directors can elect by resolution of the board of directors to be subject to some corporate governance provisions that may be inconsistent with the corporation’s charter and bylaws. Under the applicable statute, a board of directors may classify itself without the vote of stockholders. A board of directors classified in that manner cannot be altered by amendment to the charter of the corporation. Further, the board of directors may, by electing into applicable statutory provisions and notwithstanding the charter or bylaws:
•	provide that a special meeting of stockholders will be called only at the request of stockholders, entitled to cast at least a majority of the votes entitled to be cast at the meeting;

•	reserve for itself the right to fix the number of directors;

•	provide that a director may be removed only by the vote of the holders of two-thirds of the stock entitled to vote;

•	retain for itself sole authority to fill vacancies created by the death, removal or resignation of a director and

•	provide that all vacancies on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors, in office, even if the remaining directors do not constitute a quorum.
     In addition, a director elected to fill a vacancy under this provision will serve for the balance of the unexpired term instead of until the next annual meeting of stockholders. A board of directors may implement all or any of these provisions without amending the charter or bylaws and without stockholder approval. A corporation may be prohibited by its charter or by resolution of its board of directors from electing any of the provisions of the statute. We are not prohibited from implementing any or all of the statute.
     Under Maryland law, our Board of Directors may amend our charter without stockholder action to effect a reverse stock split with respect to any class of shares, provided the Board does not cause a combination of more than 10 shares of stock into one share in any 12-month period. According to the terms of our Series C, D and E preferred stock, no such amendment may materially and adversely affect the provision of such series without the consent of the holders thereof.
     While certain of these provisions are already contemplated by our charter and bylaws, the law would permit our Board of Directors to override further changes to the charter or bylaws. If implemented, these provisions could discourage offers to acquire our Common Stock or Class A Common Stock and could increase the difficulty of completing an offer.
Stockholder Rights Plan
     We have adopted a stockholder rights plan. Under the terms of this plan, we can in effect prevent a person or a group from acquiring more than 10% of the combined voting power of our outstanding shares of Common Stock and Class A Common Stock because, after (a) the person acquires more than 10% of the combined voting power of our outstanding Common Stock and Class A Common Stock, or (b) the commencement of a tender offer or exchange offer by any person (other than us, any one of our wholly owned subsidiaries or any of our employee benefit plans, or any exempted person (as defined below)), if, upon consummation of the tender offer or exchange offer, the person or group would beneficially own 30% or more of the combined voting power of our outstanding shares of Common Stock and Class A Common Stock all other stockholders will have the right to purchase securities from us at a price that is less than their fair market value, which would substantially reduce the value and influence of the stock owned by the acquiring person. Our Board of Directors can prevent the plan from operating by approving of the transaction and redeeming the rights. This gives our Board of Directors significant power to approve or disapprove of the efforts of a person or group to acquire a large interest in our company. The rights plan exempts acquisitions of Common Stock and Class A Common Stock by Mr. Charles J. Urstadt, members of his family and certain of his affiliates.
Change of Control Agreements
     We have entered into change of control agreements with certain of our senior executives providing for the payment of money to these executives upon the occurrence of a change of control of our company as defined in these agreements. If, within 18 months following a change of control, we terminate the executive’s employment other than for cause, or if the executive elects to terminate his employment with us for reasons specified in the agreement, we will pay the executive an amount equal to twelve months of the executive’s base salary in effect at the date of the change of control and will: (a) continue in effect for a period of twelve months, for the benefit of the executive and his family, life and health insurance, disability, medical and other benefit programs in which the executive participates, provided that the executive’s continued participation is possible, or (b) if such continued participation is not possible, arrange to provide for the executive and his family similar benefits for the same period. In addition, our Compensation Committee has the discretion under our restricted stock plan to accelerate the vesting of outstanding restricted stock awards in the event of a change of control. These provisions may deter changes of control of our company because of the increased cost for a third party to acquire control of our company.
Possible Anti-Takeover Effect of Certain Provisions of Our Charter and Bylaws, Maryland Law, Stockholder Rights Plan and Change of Control Agreements
     Certain provisions of our charter and bylaws, certain provisions of Maryland law, our stockholder rights plan and our change of control agreements with our officers could have the effect of delaying or preventing a transaction or a change in control that might involve a premium price for stockholders or that they otherwise may believe is desirable.
Interests of Mr. Charles J. Urstadt
     Mr. Charles J. Urstadt, our Chairman and Chief Executive Officer, beneficially owns 3,236,665 shares of Common Stock and 283,725 shares of Class A Common Stock constituting approximately 35.8% of the voting power of our outstanding common equity securities. In view of the common equity securities beneficially owned by Mr. Urstadt, Mr. Urstadt may control a sufficient percentage of the voting power of our common equity securities to effectively block certain proposals which require a vote of our stockholders. In addition, under Maryland law, certain business combinations between us and an interested stockholder will require the recommendation of our Board of Directors and the affirmative vote of at least (a) 80% of the outstanding shares of our common equity securities and (b) two-thirds of the outstanding shares of our common equity securities not held by such interested stockholder or its affiliates unless, among other things, certain “fair price” and other conditions are met. In view of the common equity securities beneficially owned by Mr. Urstadt, Mr. Urstadt may control a sufficient percentage of the voting power of common equity securities to effectively block a proposal respecting a business combination under these provisions of Maryland law with an interested stockholder.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
     This section summarizes certain material federal income tax consequences to us and to our stockholders generally relating to our treatment as a REIT.
     The laws governing the federal income tax treatment of a REIT and its stockholders are highly technical and complex. Baker & McKenzie LLP has acted as our counsel, has reviewed this summary, and is of the opinion that the statements contained herein, insofar as such statements constitute matters of law, summaries of legal matters, or legal conclusions, fairly present and summarize, in all material respects, the matters referred to herein. This summary is for general information only, and does not purport to address all of the tax issues that may be important to you. In addition, this section does not address the tax issues that may be important to certain types of stockholders that are subject to special treatment under the federal income tax laws, such as insurance companies, tax-exempt organizations (except to the extent discussed in “—Taxation of Tax-Exempt Stockholders,” below), partnerships, financial institutions or broker-dealers, and non-U.S. stockholders (except to the extent discussed in “—Taxation of Non-U.S. Stockholders,” below).
     This summary is based upon the Internal Revenue Code, the regulations promulgated by the U.S. Treasury Department, rulings and other administrative pronouncements issued by the IRS, and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. We have not sought and will not seek an advance ruling from the IRS regarding any matter discussed in this registration statement.
     WE URGE YOU TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO YOU OF INVESTING IN OUR SECURITIES AND OF OUR ELECTION TO BE TAXED AS A REIT. SPECIFICALLY, YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH INVESTMENT AND ELECTION, AND REGARDING POTENTIAL CHANGES IN APPLICABLE TAX LAWS.
Taxation of the Company
     We elected to be taxed as a REIT under the federal income tax laws beginning with our taxable year ended October 31, 1970. We believe that we have operated in a manner qualifying us as a REIT since our election and intend to continue so to operate.
     In connection with this registration statement, Baker & McKenzie LLP has rendered an opinion that we qualified to be taxed as a REIT under the federal income tax laws for our taxable years ended October 31, 2005 through October 31, 2007, and our organization and current and proposed method of operation will enable us to continue to qualify as a REIT for our taxable year ended October 31, 2008 and in the future. You should be aware that the opinion is based on current law and is not binding on the IRS or any court. In addition, the opinion is based on customary assumptions and on our representations as to factual matters.
     It must be emphasized that the opinion of tax counsel is based on various assumptions relating to our organization and operation, and is conditioned upon representations and covenants made by our management regarding our organization, assets, income, and the past, present and future conduct of our business operations. While we intend to operate so that we will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given by tax counsel or by us that we will qualify as a REIT for any particular year.
     Our qualification as a REIT depends on our ability to meet, on a continuing basis, qualification tests in the federal tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentages of our assets that fall within specified categories, the diversity of our stock ownership, and the percentage of our earnings that we distribute. We describe the REIT qualification tests in more detail below. For a discussion of the tax treatment of us and our stockholders if we fail to qualify as a REIT, see “—Failure to Qualify,” below.
     If we qualify as a REIT, we generally will not be subject to federal income tax on the taxable income that we distribute to our stockholders. The benefit of that tax treatment is that it avoids the “double taxation,” or taxation at both the corporate and stockholder levels, that generally results from owning stock in a corporation. However, we generally will be subject to federal tax in the following circumstances:
•	We will pay federal income tax on taxable income, including net capital gain, that we do not distribute to stockholders during, or within a specified time period after, the calendar year in which the income is earned.
•	We may be subject to the “alternative minimum tax” on any items of tax preference that we do not distribute or allocate to stockholders.
•	We will pay income tax at the highest corporate rate on:
o	net income from the sale or other disposition of property acquired through foreclosure (“foreclosure property”) that we hold primarily for sale to customers in the ordinary course of business, and

o	other non-qualifying income from foreclosure property.
•	We will pay a 100% tax on net income from sales or other dispositions of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business.

•	If we fail to satisfy the 75% gross income test or the 95% gross income test, as described below under “—Requirements for Qualification — Income Tests,” and nonetheless continue to qualify as a REIT because we meet other requirements, we generally will pay a 100% tax on:
o	the greater of (1) the amount by which we fail the 75% gross income test, or (2) the excess of 95% of our gross income over the amount of gross income attributable to sources that qualify under the 95% gross income test, multiplied, in either case, by

o	a fraction intended to reflect our profitability.
     If we fail to distribute during a calendar year at least the sum of: (1) 85% of our REIT ordinary income for the year, (2) 95% of our REIT capital gain net income for the year, and (3) any undistributed taxable income from earlier periods, we will be subject to a 4% nondeductible excise tax on the excess of the required distribution over the amount we actually distributed.
•	In the event of a more than de minimis failure of any of the asset tests, as described below under “—Asset Tests,” as long as the failure was due to reasonable cause and not to willful neglect, we dispose of the assets or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure and we file a schedule with the IRS describing the assets causing such failure, we will pay a tax equal to the greater of $50,000 or 35% of the net income from the nonqualifying assets during the period in which we failed to satisfy the asset tests.

•	In the event we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, and such failure is due to reasonable cause and not to willful neglect, we will be required to pay a penalty of $50,000 for each such failure.

•	We may elect to retain and pay income tax on our net long-term capital gain. In that case, a U.S. shareholder would be taxed on its proportionate share of our undistributed long-term capital gain (to the extent that we make a timely designation of such gain to the shareholder) and would receive a credit or refund for its proportionate share of the tax we paid.

•	We will be subject to a 100% excise tax on transactions with a taxable REIT subsidiary that are not conducted on an arm’s-length basis.

•	If we acquire any asset from a C corporation, or a corporation that generally is subject to full corporate-level tax, in a merger or other transaction in which we acquire a basis in the asset that is determined by reference either to the C corporation’s basis in the asset or to another asset, we will pay tax at the highest regular corporate rate applicable if we recognize gain on the sale or disposition of the asset during the 10-year period after we acquire the asset. The amount of gain on which we will pay tax is the lesser of:
o	the amount of gain that we recognize at the time of the sale or disposition, and

o	the amount of gain that we would have recognized if we had sold the asset at the time we acquired it.
Requirements for Qualification
     A REIT is an entity that meets each of the following requirements:
1.	It is managed by trustees or directors.

2.	Its beneficial ownership is evidenced by transferable shares, or by transferable certificates of beneficial interest.

3.	It would be taxable as a domestic corporation, but for the REIT provisions of the federal income tax laws.

4.	It is neither a financial institution nor an insurance company subject to special provisions of the federal income tax laws.

5.	At least 100 persons are beneficial owners of its shares or ownership certificates.

6.	Not more than 50% of its outstanding shares or ownership certificates (as measured by value) is owned, directly or indirectly, by five or fewer individuals, which the federal income tax laws define to include certain entities, during the last half of any taxable year (the “closely held test”).

7.	It elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met in order to elect and maintain REIT status.

8.	It meets certain other qualification tests, described below, regarding the nature of its income and assets.
     We must meet requirements 1 through 4 during our entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. If we comply with all the requirements for ascertaining the ownership of our outstanding shares in a taxable year and have no reason to know that we violated the closely held test, we will be deemed to have satisfied requirement 6 for that taxable year. For purposes of determining share ownership under the closely held test, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the federal income tax laws, and beneficiaries of such a trust will be treated as holding our shares in proportion to their actuarial interests in the trust for purposes of the closely held test.
     We have issued sufficient shares of our stock with sufficient diversity of ownership to satisfy requirements 5 and 6. In addition, our charter restricts the ownership and transfer of the shares of our stock so that we should continue to satisfy these requirements. The provisions of our charter restricting the ownership and transfer of shares of our stock are described under “Description of Capital Stock — Restrictions on Ownership and Transfer” elsewhere in this prospectus.

     For U.S. federal income tax purposes, a corporation that is a “qualified REIT subsidiary” is not treated as a corporation separate from its parent REIT. All assets, liabilities and items of income, deduction and credit of a “qualified REIT subsidiary” are treated as assets, liabilities and items of income, deduction and credit of the REIT. A “qualified REIT subsidiary” is a corporation all of the capital stock of which is owned by the REIT and for which no election has been made to treat such corporation as a “Taxable REIT Subsidiary.” We have four corporate subsidiaries, 323 Railroad Corp., UB Danbury, Inc., UB Darien, Inc., and UB Somers, Inc., and own all of their capital stock. For federal income tax purposes, 323 Railroad Corp., UB Danbury, Inc., UB Darien, Inc., and UB Somers, Inc., are ignored as separate entities, and all of their assets, liabilities and items of income, deduction and credit are treated as our assets, liabilities and items of income, deduction and credit.
     An unincorporated domestic entity, such as a partnership or limited liability company, that has a single owner generally is not treated as an entity separate from its parent for federal income tax purposes. An unincorporated domestic entity with two or more owners is generally treated as a partnership for federal income tax purposes. In the case of a REIT that is a partner in a partnership that has other partners, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Our proportionate share for purposes of the 10% value test (see “—Asset Tests”) is based on our proportionate interest in the equity interests and certain debt securities issued by the partnership. For all of the other asset and income tests, our proportionate shares are based on our proportionate interest in the capital interests in the partnership.
     A REIT may own up to 100% of the stock of a “taxable REIT subsidiary,” or TRS. A TRS may earn income that would not be qualifying income if earned directly by the parent REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A TRS will pay income tax at regular corporate rates on any income that it earns. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis. We do not currently own a TRS, but may form one or more TRSs in future taxable years.
Income Tests
     We must satisfy two gross income tests annually to maintain our qualification as a REIT. First, at least 75% of our gross income for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or qualified temporary investment income. Qualifying income for purposes of that 75% gross income test generally includes:
•	rents from real property;

•	interest on debt secured by mortgages on real property, or on interests in real property;

•	dividends or other distributions on, and gain from the sale of, shares in other REITs;

•	gain from the sale of real estate assets; and

•	income derived from the temporary investment of new capital that is attributable to the issuance of our shares of beneficial interest or a public offering of our debt with a maturity date of at least five years and that we receive during the one year period beginning on the date on which we receive such new capital.
     Second, in general, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of interest and dividends, gain from the sale or disposition of stock or securities, or any combination of these. Gross income from any origination fees is not qualifying income for purposes of either gross income test. In addition, certain types of gross income, including gross income from our sale of property that we hold primarily for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator in both income tests. The following paragraphs discuss the specific application of the gross income tests to us.

     A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. We believe that none of our assets are held primarily for sale to customers and that a sale of any of our assets would not be in the ordinary course of our business. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Nevertheless, we will attempt to comply with the terms of safe-harbor provisions in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. We cannot assure you, however, that we can comply with the safe-harbor provisions or that we will avoid owning property that may be characterized as property that we hold “primarily for sale to customers in the ordinary course of a trade or business.”
     We will generally be subject to tax at the maximum corporate rate on any income from foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, gross income from foreclosure property will qualify under the 75% and 95% gross income tests. “Foreclosure property” is any real property, including interests in real property, and any personal property incident to such real property:
•	that is acquired by a REIT as the result of the REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;

•	for which the related loan was acquired by the REIT at a time when the default was not imminent or anticipated;

•	and for which the REIT makes a proper election to treat the property as foreclosure property.
     We have no foreclosure property as of the date of this prospectus.
     However, a REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the Secretary of the Treasury. This grace period terminates and foreclosure property ceases to be foreclosure property on the first day:
•	on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

•	on which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or

•	which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.
     Rent that we receive from real property that we own and lease to tenants will qualify as “rents from real property,” which is qualifying income for purposes of the 75% and 95% gross income tests, only if each of the following conditions is met:
•	The rent must not be based, in whole or in part, on the income or profits of any person, but may be based on a fixed percentage or percentages of receipts or sales.

•	Neither we nor a direct or indirect owner of 10% or more of our shares may own, actually or constructively, 10% or more of a tenant from whom we receive rent (other than a TRS). Rent we receive from a TRS will qualify as “rents from real property” if at least 90% of the leased space of the property is rented to persons other than TRSs and 10%-owned tenants, the amount of rent paid by the TRS is substantially comparable to the rent paid by the other tenants of the property for comparable space and the rent is not attributable to a modification of a lease with a “controlled TRS” (i.e., a TRS in which we own, directly or indirectly, 50% of the voting power or value of the stock).

•	None of the rent received under a lease of real property will qualify as “rents from real property” unless the rent attributable to the personal property leased in connection with such lease is no more than 15% of the total rent received under the lease. The allocation of rent between real and personal property is based on the relative fair market values of the real and personal property.

•	We generally must not operate or manage our real property or furnish or render services to our tenants, other than through an independent contractor who is adequately compensated and from whom we do not derive revenue. However, we need not provide services through an independent contractor, but instead may provide services directly, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, we may provide a minimal amount of “noncustomary” services to the tenants of a property, other than through an independent contractor, as long as our income from the services does not exceed 1% of our income from the related property. Further, we may own up to 100% of the stock of a TRS which may provide customary and noncustomary services to our tenants without tainting our rental income.
     We believe that the rents we receive meet all of these conditions.
     Income and gain from “hedging transactions” is excluded from gross income for purposes of the 95% gross income test and, for transactions entered into after July 30, 2008, also for purposes of the 75% gross income test. Gross income from hedging transactions entered into prior to July 30, 2008 was treated as nonqualifying income for the 75% gross income test. A “hedging transaction” is any transaction entered into in the normal course of our trade or business primarily to manage the risk of interest rate, price changes, or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets. We will be required to clearly identify any such hedging transaction before the close of the day on which it was acquired, originated, or entered into. We intend to structure any hedging or similar transactions so as not to jeopardize our status as a REIT.
     If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for that year if we qualify for relief under certain provisions of the federal income tax laws.
     Those relief provisions generally will be available if:
•	our failure to meet such tests is due to reasonable cause and not due to willful neglect; and

•	following such failure for any taxable year, a schedule of the sources of our income is filed in accordance with regulations prescribed by the Secretary of the Treasury.
     We cannot predict, however, whether in all circumstances we would qualify for the relief provisions. In addition, as discussed above in “—Taxation of the Company,” even if the relief provisions apply, we generally would incur a 100% tax on the gross income attributable to the greater of the amounts by which we fail the 75% and 95% gross income tests, multiplied by a fraction intended to reflect our profitability.
Asset Tests
     To maintain our qualification as a REIT, we also must satisfy the following asset tests at the end of each quarter of each taxable year. First, at least 75% of the value of our total assets must consist of:
•	cash or cash items, including certain receivables;

•	government securities;

•	interests in real property, including leaseholds and options to acquire real property and leaseholds;

•	interests in mortgages on real property;

•	stock in other REITs; and

•	investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or offerings of debt with at least a five-year term.
     Under a second asset test, except for securities in the 75% asset class, securities in a TRS or qualified REIT subsidiary, and equity interests in partnerships:
•	not more than 5% of the value of our total assets may be represented by securities of any one issuer (the “5% value test”);

•	we may not own securities that possess more than 10% of the total voting power of the outstanding securities of any one issuer (the “10% vote test”); and

•	we may not own securities that have a value of more than 10% of the total value of the outstanding securities of any one issuer (the “10% value test”).
     In addition, no more than 25% of the value of our total assets may consist of securities (other than those that are qualifying assets for purposes of the 75% asset test), and not more than 25% of the value of our total assets may be represented by securities of one or more TRSs.
     We believe that our existing assets are qualifying assets for purposes of the 75% asset test. We also believe that any additional real property that we acquire, loans that we extend and temporary investments that we make generally will be qualifying assets for purposes of the 75% asset test, except to the extent that the principal balance of any loan exceeds the value of the associated real property or to the extent the asset is a loan that is not deemed to be an interest in real property. We intend to monitor the status of our acquired assets for purposes of the various asset tests and manage our portfolio in order to comply at all times with such tests. If we fail to satisfy the asset tests at the end of a calendar quarter, we will not lose our REIT status if:
•	we satisfied the asset tests at the end of the preceding calendar quarter; and

•	the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.
     If we did not satisfy the condition described in the first item, above, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.
     In the event that we violate the 5% value test, 10% vote test, or 10% value test described above at the end of any quarter of each taxable year, we will not lose our REIT qualification if (i) the failure is de minimis (up to the lesser of 1% of our assets or $10 million) and (ii) we dispose of assets or otherwise comply with the asset tests within six months after the last day of the quarter in which we identified such failure. In the event of a more than de minimis failure of any of the asset tests, as long as the failure was due to reasonable cause and not to willful neglect, we will not lose our REIT qualification if we (i) dispose of assets or otherwise comply with the asset tests within six months after the last day of the quarter in which we identified such failure, (ii) file a schedule with the IRS describing the assets that caused such failure and (iii) pay a tax equal to the greater of $50,000 or 35% of the net income from the nonqualifying assets during the period in which we failed to satisfy the asset tests.
Distribution Requirements
     Each taxable year, we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our stockholders in an aggregate amount at least equal to:
•	the sum of

o	90% of our “REIT taxable income,” computed without regard to the dividends paid deduction and our net capital gain or loss, and

o	90% of our after-tax income, if any, from foreclosure property, minus
•	the sum of certain items of non-cash income.
     We must pay such distributions in the taxable year to which they relate, or in the following taxable year if we declare the distribution before we timely file our federal income tax return for the year and pay the distribution on or before the first regular dividend payment date after such declaration.
     We will pay federal income tax on taxable income, including net capital gain, that we do not distribute to stockholders. Furthermore, if we fail to distribute during a calendar year, or by the end of January following the calendar year in the case of distributions with declaration and record dates falling in the last three-months of the calendar year, at least the sum of:
•	85% of our REIT ordinary income for such year,

•	95% of our REIT capital gain income for such year, and

•	any undistributed taxable income from prior periods,
     we will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distribute. We may elect to retain and pay income tax on the net long-term capital gain we receive in a taxable year. See “—Taxation of Taxable U.S. Stockholders” below. If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% nondeductible excise tax described above. We have made, and we intend to continue to make, timely distributions sufficient to satisfy the annual distribution requirements.
     It is possible that, from time to time, we may experience timing differences between:
•	the actual receipt of income and actual payment of deductible expenses, and

•	the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income.
     Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the IRS based upon the amount of any deduction we take for deficiency dividends.
Recordkeeping Requirements
     We must maintain certain records in order to qualify as a REIT. In addition, to avoid a monetary penalty, we must request on an annual basis information from our stockholders designed to disclose the actual ownership of our outstanding shares. We have complied, and we intend to continue to comply, with these requirements.
Failure to Qualify
     If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, we could avoid disqualification if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. In addition, there are relief provisions for a failure of the gross income tests and asset tests, as described in “—Income Tests” and “— Asset Tests.”
     If we fail to qualify as a REIT in any taxable year, and no relief provision applies, we would be subject to federal income tax and any applicable alternative minimum tax on our taxable income at regular corporate rates. In addition, we may be required to pay penalties and/or interest in respect of such tax. In calculating our taxable income in a year in which we fail to qualify as a REIT, we would not be able to deduct amounts paid out to stockholders. In fact, we would not be required to distribute any amounts to stockholders in that year. In such event, to the extent of our current and accumulated earnings and profits, all distributions to individual, trust and estate stockholders would be eligible to be treated as qualified dividend income, which currently is taxed at capital gains rates. Subject to certain limitations of the federal income tax laws, corporate stockholders might be eligible for the dividends received deduction. Unless we qualified for relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We cannot predict whether in all circumstances we would qualify for such statutory relief.
Taxation of Taxable U.S. Stockholders
     For purposes of this summary, which is for general information only, the term “U.S. stockholder” means a holder of our stock that, for United States federal income tax purposes, is:
•	a citizen or resident of the United States,

•	a corporation or partnership created or organized under the laws of the United States, or of any state thereof, or the District of Columbia,

•	an estate whose income is includible in gross income for United States federal income tax purposes regardless of its source, or

•	any trust (i) with respect to which a United States court is able to exercise primary supervision over its administration, and one or more United States persons have the authority to control all of its substantial decisions or (ii) that has a valid election in place to be treated as a U.S. person.
     If a partnership, including for this purpose any entity that is treated as a partnership for U.S. federal income tax purposes, holds our stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A stockholder that is a partnership and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of the acquisition, ownership and disposition of our stock.
     As long as we qualify as a REIT, a taxable U.S. stockholder must take into account as ordinary income distributions made out of our current or accumulated earnings and profits that we do not designate as capital gain dividends or retained long-term capital gain. A U.S. stockholder will not qualify for the dividends received deduction generally available to corporations.
     A U.S. stockholder generally will recognize distributions that we properly designate as capital gain dividends as long-term capital gain without regard to the period for which the U.S. stockholder has held its stock. A corporate U.S. stockholder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.
     We may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, a U.S. stockholder would be taxed on its proportionate share of our undistributed long-term capital gain. The U.S. stockholder would receive a credit or refund for its proportionate share of the tax we paid. The U.S. stockholder would increase the basis in its shares of our stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid. If we make such an election, we may, if supported by reasonable authority that it will not jeopardize our status as a REIT, make such an election only with respect to capital gains allocable to our Common Stock and Class A Common Stock.
     A U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of the U.S. stockholder’s shares of our stock. Instead, the distribution will reduce the adjusted basis of such shares of our stock. A U.S. stockholder will recognize a distribution in excess of both our current and accumulated earnings and profits and the U.S. stockholder’s adjusted basis in his or her shares of our stock as long-term capital gain, or short-term capital gain if the shares of our stock have been held for one year or less, assuming the shares of our stock are a capital asset in the hands of the U.S. stockholder. For purposes of determining whether a distribution is made out of our current or accumulated earnings and profits, our earnings and profits will be allocated first to dividends on our preferred stock and then to dividends on our common equity. If, for any taxable year, we elect to designate as capital gain dividends any portion of the distributions paid for the year to our stockholders, the portion of the amount so designated (not in excess of our net capital gain for the year) that will be allocable to the holders of our preferred stock will be the amount so designated, multiplied by a fraction, the numerator of which will be the total dividends (within the meaning of the Internal Revenue Code) paid to the holders of our preferred stock for the year and the denominator of which will be the total dividends paid to the holders of all classes of our stock for the year.
     Dividends paid to a U.S. stockholder generally will not qualify for the 15% tax rate for “qualified dividend income.” Currently the maximum federal income tax rate for qualified dividend income is 15% for tax years through 2010. Qualified dividend income generally includes dividends paid by domestic C corporations and certain qualified foreign corporations to individual, trust and estate U.S. stockholders. However, the 15% tax rate for qualified dividend income will apply to our ordinary REIT dividends, if any, that are (1) attributable to dividends received by us from non-REIT corporations, such as a TRS, and (2) attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income). In general, to qualify for the reduced tax rate on qualified dividend income, a U.S. stockholder must hold our stock for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which our stock becomes ex-dividend.
     Stockholders may not include in their individual income tax returns any of our net operating losses or capital losses. Instead, these losses are generally carried over by us for potential offset against our future income. Taxable distributions from us and gain from the disposition of the shares of our stock will not be treated as passive activity income and, therefore, stockholders generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which the stockholder is a limited partner, against such income. In addition, taxable distributions from us and gain from the disposition of shares of our stock generally will be treated as investment income for purposes of the investment interest limitations. We will notify stockholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital and capital gain.
Taxation of U.S. Stockholders on the Disposition of Stock
     In general, a U.S. stockholder who is not a dealer in securities must treat any gain or loss realized upon a taxable disposition of his or her shares of our stock as long-term capital gain or loss if the U.S. stockholder has held the shares of our stock for more than one year. However, a U.S. stockholder must treat any loss upon a sale or exchange of shares of our stock held by such stockholder for six-months or less as a long-term capital loss to the extent of capital gain dividends and other distributions from us that such U.S. stockholder treats as long-term capital gain. All or a portion of any loss that a U.S. stockholder realizes upon a taxable disposition of the shares of our stock may be disallowed if the U.S. stockholder purchases other shares of substantially identical stock within 30 days before or after the disposition.
Capital Gains and Losses
     The tax rate differential between capital gain and ordinary income for non-corporate taxpayers may be significant. A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate is currently 35%. The maximum tax rate on long-term capital gain applicable to individual taxpayers is 15% for sales and exchanges of assets held for more than one year and occurring May 6, 2003 through December 31, 2010. The maximum tax rate on long-term capital gain from the sale or exchange of “section 1250 property,” or depreciable real property, is 25% to the extent that such gain would have been treated as ordinary income if the property were “section 1245 property.” With respect to distributions that we designate as capital gain dividends and any retained capital gain that we are deemed to distribute, we generally may designate whether such a distribution is taxable to our non-corporate stockholders at a 15% or 25% rate. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer can deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

Information Reporting Requirements and Backup Withholding
     We will report to our stockholders and to the IRS the amount of distributions we pay during each calendar year, and the amount of tax we withhold, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at a rate of 28% with respect to distributions unless the holder:
•	is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact;

•	or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.
     A stockholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to us.
Taxation of Tax Exempt Stockholders
     Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from federal income taxation. However, they are subject to taxation on their “unrelated business taxable income.” While many investments in real estate generate unrelated business taxable income, the IRS has issued a ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute unrelated business taxable income so long as the exempt employee pension trust does not otherwise use the shares of the REIT in an unrelated trade or business of the pension trust. Based on that ruling, amounts that we distribute to tax-exempt stockholders generally should not constitute unrelated business taxable income. However, if a tax-exempt stockholder were to finance its acquisition of shares of our stock with debt, a portion of the income that it receives from us would constitute unrelated business taxable income pursuant to the “debt-financed property” rules. Furthermore, certain types of tax-exempt entities are subject to unrelated business taxable income under rules that are different from the general rules discussed above, which may require them to characterize distributions that they receive from us as unrelated business taxable income. In certain circumstances, a pension trust could be required to treat a percentage of the dividends received from a “pension-held REIT” as UBTI. We intend that certain restrictions on ownership and transfer of our stock should generally prevent us from becoming a pension-held REIT. If we were to become a pension-held REIT, these rules generally would apply only to certain pension trusts that held more than 10% of our stock.
Taxation of Non-U.S. Stockholders
     The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other stockholders that are not U.S. stockholders (“non-U.S. stockholders”) are complex. This section is a summary of such rules for general information only. WE URGE YOU TO CONSULT YOUR OWN TAX ADVISORS TO DETERMINE THE IMPACT OF FEDERAL, STATE, AND LOCAL INCOME TAX LAWS ON OWNERSHIP OF THE SHARES OF OUR STOCK, INCLUDING ANY REPORTING REQUIREMENTS.
     A non-U.S. stockholder that receives a distribution that is not attributable to gain from our sale or exchange of a U.S. real property interest, as defined below, and that we do not designate as a capital gain dividend or retained capital gain, will recognize ordinary income to the extent of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply unless an applicable tax treaty reduces or eliminates the tax. However, if a distribution is treated as effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to federal income tax on the distribution at graduated rates, in the same manner as U.S. stockholders are taxed on distributions and also may be subject to the 30% branch profits tax in the case of a non U.S. stockholder that is a non-U.S. corporation. We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any distribution paid to a non-U.S. stockholder unless either:

•	a lower treaty rate applies and the non-U.S. stockholder files the required form evidencing eligibility for that reduced rate with us, or

•	the non-U.S. stockholder files the required form with us claiming that the distribution is effectively connected income.
     A non-U.S. stockholder will not incur tax on a distribution on shares of our stock in excess of our current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of those shares. Instead, the distribution will reduce the adjusted basis of those shares. A non-U.S. stockholder will be subject to tax on a distribution on shares of our stock that exceeds both our current and accumulated earnings and profits and the adjusted basis of those shares if the non-U.S. stockholder otherwise would be subject to tax on gain from the sale or disposition of those shares as described below. Because we generally cannot determine at the time we make a distribution whether the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. stockholder may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.
     We are generally required to withhold 10% of any distribution that exceeds our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, we generally will withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30%.
     A non-U.S. stockholder may incur tax on distributions that are attributable to gain from our sale or exchange of “United States real property interests” under special provisions of the federal income tax laws known as “FIRPTA.” The term “United States real property interests” includes interests in U.S. real property and shares in corporations at least 50% of whose assets consist of interests in U.S. real property. Under those rules, subject to the exception discussed below for distributions on shares of a class of stock that is regularly traded on an established securities market to a less-than-5% holder of such class, a non-U.S. stockholder is taxed on distributions attributable to gain from sales of United States real property interests as if the gain were effectively connected with a U.S. business of the non-U.S. stockholder. A non-U.S. stockholder thus would be taxed on this distribution at the normal capital gain rates applicable to U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate stockholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution. Unless the exception described in the next paragraph applies, we must withhold 35% of any distribution that we could designate as a capital gain dividend. A non-U.S. stockholder may receive a credit against its tax liability for the amount we withhold.
     Capital gain distributions to the holders of shares of a class of our stock that are attributable to our sale of real property will be treated as ordinary dividends rather than as gain from the sale of a United States real property interest, as long as (1) that class of stock is regularly traded on an established securities market and (2) the non-U.S. stockholder did not own more than 5% of that class of stock during the one-year period ending on the date of distribution. As a result, non-U.S. stockholders generally would be subject to withholding tax on such capital gain distributions in the same manner as they are subject to withholding tax on ordinary dividends. Moreover, if a non-U.S. stockholder disposes of our stock during the 30-day period preceding a dividend payment, and such non-U.S. stockholder (or a person related to such non-U.S. stockholder) acquires or enters into a contract or option to acquire our stock within 61 days of the 1st day of the 30-day period described above, and any portion of such dividend payment would, but for the disposition, be treated as a U.S real property interest capital gain to such non-U.S. stockholder, then such non-U.S. stockholder shall be treated as having U.S. real property interest capital gain in an amount that, but for the disposition, would have been treated as U.S. real property interest capital gain.
     A non-U.S. stockholder generally will not incur tax under FIRPTA on gain from the sale of our stock as long as at all times non-U.S. persons hold, directly or indirectly, less than 50% of such stock, as measured by value. We cannot assure you that that test will be met. In addition, a non-U.S. stockholder that owned, actually or constructively, 5% or less of the shares of a class of stock at all times during a specified testing period will not incur tax on such gain under FIRPTA if the shares of that class of stock are regularly traded on an established securities market. If the gain on the sale of stock is taxed under FIRPTA, a non-U.S. stockholder would be taxed on that gain in the same manner as U.S. stockholders subject to alternative minimum tax, but under a special alternative minimum tax in the case of nonresident alien individuals.
     A non-U.S. stockholder generally will incur tax on gain not subject to FIRPTA if:
•	the gain is effectively connected with the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain, or

•	the non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. stockholder will incur a 30% tax on his or her capital gains.
State and Local Taxes
     We and/or our stockholders may be subject to taxation by various states and localities, including those in which we or a stockholder transacts business, owns property or resides. The state and local tax treatment may differ from the federal income tax treatment described above. Consequently, prospective investors should consult their own tax advisors regarding the effect of state and local tax laws on an investment in our stock.

PLAN OF DISTRIBUTION
     We are registering the shares of Common Stock and Class A Common Stock hereunder to permit the resale of such shares by the selling stockholders from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of Common Stock and/or Class A Common Stock. We will bear all fees and expenses incident to the registration of the shares of Common Stock and Class A Common Stock with the SEC.
     The selling stockholders may sell all or a portion of the shares of Common Stock and/or Class A Common Stock owned by them and offered hereby from time to time directly or through one or more broker-dealers or agents. If the shares of Common Stock and/or Class A Common Stock are sold through broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of Common Stock and/or Class A Common Stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions which may involve crosses or block transactions,
•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144;

•	broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
     If the selling stockholders effect such transactions by selling shares of Common Stock and/or Class A Common Stock to or through broker-dealers or agents, such broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of Common Stock and/or Class A Common Stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of Common Stock and/or Class A Common Stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of Common Stock and/or Class A Common Stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of Common Stock and/or Class A Common Stock short and deliver shares of Common Stock and/or Class A Common Stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of Common Stock and/or Class A Common Stock to broker-dealers that in turn may sell such shares.

     The selling stockholders may pledge or grant a security interest in some or all shares of Common Stock and/or Class A Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Common Stock and/or Class A Common Stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of Common Stock and/or Class A Common Stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
     The selling stockholders and any broker-dealer participating in the distribution of the shares of Common Stock and/or Class A Common Stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of Common Stock and/or Class A Common Stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of Common Stock and/or Class A Common Stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers. In compliance with guidelines of the National Association of Securities Dealers, or NASD, the maximum consideration or discount to be received by any NASD member or independent broker dealer may not exceed 8% of the aggregate amount of the securities offered pursuant to this prospectus and any applicable prospectus supplement.
     There can be no assurance that any selling stockholders will sell any or all of the shares of Common Stock and/or Class A Common Stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.
     The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of Common Stock and/or Class A Common Stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of Common Stock and/or Class A Common Stock to engage in market-making activities with respect to the shares of Common Stock and Class A Common Stock. All of the foregoing may affect the marketability of the shares of Common Stock and Class A Common Stock and the ability of any person or entity to engage in market-making activities with respect to the shares of Common Stock and Class A Common Stock.
     Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of Common Stock and Class A Common Stock will be freely tradable in the hands of persons other than our affiliates.

INCORPORATION BY REFERENCE
     The SEC allows us to incorporate by reference certain information we file with the SEC. This permits us to disclose important information to you by referencing these filed documents. Any information referenced this way is considered part of this prospectus, and any information filed with the SEC subsequent to this prospectus will automatically be deemed to update and supersede this information. We incorporate by reference the following documents which have been filed with the SEC:
•	Our Annual Report on Form 10-K for the fiscal year ended October 31, 2008;

•	Our Proxy Statement on Schedule 14A for our March 5, 2009 annual meeting of stockholders;

•	Our Current Reports on Form 8-K filed on December 15, 2008 and December 17, 2008;

•	The description of the company’s Common Stock contained in the company’s registration statement filed under Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating such description; and

•	The description of the company’s Class A Common Stock contained in the company’s registration statement filed under Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating such description.
     We also incorporate by reference into this prospectus all documents that we may subsequently file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the termination of the offering, including all documents that we may file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of first filing this registration statement and prior to the effectiveness of this registration statement, provided, however, that we are not incorporating by reference any information furnished under Item 2.02 or Item 7.01 of any Current Report on Form 8-K, unless, and to the extent, specified in any such Current Report on Form 8-K. Any statement herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in any subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
     We will provide without charge upon written or oral request to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, a copy of any or all of the documents which are incorporated by reference in this prospectus (other than exhibits unless such exhibits are specifically incorporated by reference in such documents). Requests should be directed to Investor Relations, Urstadt Biddle Properties Inc., 321 Railroad Avenue, Greenwich, CT 06830, Attn: Ms. Athena Bludé or by calling Investor Relations directly at (203) 863-8225.
LEGAL MATTERS
     The validity of the Common Stock and Class A Common Stock offered hereby will be passed upon for the selling stockholders by Miles & Stockbridge P.C. Certain federal income tax matters will be passed upon by Baker & McKenzie LLP, New York, NY.

EXPERTS
     The consolidated financial statements of Urstadt Biddle Properties Inc. incorporated in this prospectus by reference to the Annual Report on Form 10-K for the fiscal year ended October 31, 2008 have been audited by PKF, Certified Public Accountants, A Professional Corporation, an independent registered public accounting firm, as set forth in its report thereon, and have been incorporated herein in reliance on said report of such firm given on its authority as experts in auditing and accounting in giving said report.
WHERE YOU CAN FIND MORE INFORMATION
     We file annual, quarterly and current reports, proxy statements and other information with the SEC. The reports, proxy statements and other information filed by us may be inspected without charge at the public reference room of the SEC, which is located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of the reports, proxy statements and other information from the public reference room, upon the payment of the prescribed fees. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site at www.sec.gov that contains reports, proxy statements and other information regarding registrants like us that file electronically with the SEC. You can inspect the reports, proxy statements and other information on this website.